March 6, 2009

Mr. Patrick Kuhn

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

RE:	VCG Holding Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007

Dear Mr. Kuhn:

This is our response to your February 20, 2009 response letter (the “Response Letter”) to VCG Holding Corp. (the “Company”). For your convenience, we have restated the comments from the Response Letter below, followed by the Company’s responses.

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements, page 35

COMMENT

1.	Refer to your response to our prior comments 8 through 12. We note that you have evaluated the purchase price allocation adjustments in accordance with SAB 99 and concluded that the impact on prior financial statements is not material. We note that the adjustments are 10% of total assets, 40% of long-term liabilities, and 23% of total liabilities at December 31, 2007, and 11% of total assets, 35% of long-term liabilities, and 26% of total liabilities at September 30, 2008. It appears that the cumulative impact of the adjustments is material to your December 31, 2007 and September 30, 2008 balance sheets and that a restatement of prior period financial statements is appropriate. In addition, we believe that your reallocation from goodwill to a specific identifiable intangible would require restatement regardless of its impact on total assets and liabilities. Therefore, please restate your financials as appropriate. We would not object to you reflecting this restatement on a retrospective basis in your Form 10-K for the year ended December 31, 2008.

RESPONSE

We will restate the December 31, 2007 financial statements on a retrospective basis in the Form 10-K filed for December 31, 2008. We will restate the September 30, 2008, June 30, 2008 and March 31, 2008 interim financial statements and comparable numbers for 2007 in amended Form 10-Qs with an accompanying Form 8-K explanation filed simultaneously.

COMMENT

2.	Please provide us both your determination of fair value and the analysis prepared by an independent third-party valuation firm, referred to in your response to prior comment 8, as support for your proposed adjustments. Include a description of how the licenses were valued, the key assumptions used in estimating their values, and support for your belief that they have indefinite lives.

RESPONSE

The Company’s determination of fair value consisted of the following:

1)	The determination of the fair value of the acquired businesses was determined through arms-length negotiations with the selling parties, generally based on a range of multiples of EBITDA. Six of the nightclub operations were acquired from an entity controlled by the Company’s Chief Executive Officer. The Company’s Board of Directors, which was composed of a majority of independent directors, approved the purchase price in those transactions. Consideration paid to the sellers was either in the form of cash, promissory notes payable and/or restricted common stock. The promissory notes payable were recorded at face value based on the Company’s determination that the interest rates approximated market rates. The restricted common stock was valued based on quoted market prices. The total purchase price of each acquisition also includes direct costs of each transaction (primarily legal and accounting fees).

2)	The total purchase price of each acquisition was allocated to the assets acquired and liabilities assumed in accordance with the guidance contained in paragraph 37, SFAS No. 141, Business Combinations. As discussed in the following paragraph, the Company used a third party valuation firm to determine the value of two acquired buildings and identifiable intangible assets, including licenses, trade names, non-compete agreements and favorable/unfavorable lease rights. Company personnel, with significant industry experience, assigned values to other assets. Other assets acquired were primarily furniture and fixtures, leasehold improvements and food and beverage inventories. Inventories represent high-turnover and low-value assets.

As discussed in a phone conversation on February 25, 2009, we are couriering a hard copy of the independent valuation of clubs we acquired in 2006, 2007 and 2008. The international investment bank and valuation firm, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., (Houlihan Lokey) was engaged to perform these valuations.

Our clubs hold a variety of different licenses, including liquor, dance, and sexually operated business or cabaret licenses, that are essential to the operation of our business. Dance, cabaret or liquor licenses result from zoning ordinances. Although the licenses are typically for one to two year periods, they have evergreen renewal options and in our history, the licenses have always been renewed. Licenses are not salable in most states, yet they can be transferred if a club is purchased. Since the licenses are valid indefinitely, subject to the filing of minimal cost renewal applications, and because the related cash flows related to those licenses are expected to continue to grow indefinitely, we believe that the licenses have indeterminate useful lives. This is in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. This treatment is consistent with our industry practice, including Rick’s Cabaret, our largest competitor. These indefinite lived licenses are subject to annual impairment testing.

Houlihan Lokey estimated the fair value of the licenses by using a variation of the Income Approach called the Excess Earnings Method. This approach measured the present worth and anticipated future benefits of the licenses. Appropriate expenses were deducted from the sales attributable to these licenses and economic rents were charged for the use of other contributory assets. Economic rents are charges in the form of an expense to account for the license’s reliance on other tangible and intangible assets in order to generate revenue. The after-tax cash flows attributable to the asset were discounted back to their net present value at an appropriate intangible asset rate of return and then summed to indicate a fair value for the licenses relative to the returns for each club. Houlihan Lokey utilized projected cash flows and other information provided by the Company in their determination of fair value. We believe that the valuation inputs and assumptions are reasonable and supportable based on the historic operations of the acquired clubs and economic conditions in this industry.

COMMENT

3.	Refer to your response to our prior comment 12. You state that no value was assigned to the intellectual property acquired from VVSM for $1,500,000 or to the Bradshaw Hotel acquired for $200,000. Please tell us how you plan to account for the consideration paid and the basis for your accounting.

RESPONSE

The intellectual property (consisting of URLs plus proprietary training and operational manuals) and the Bradshaw Hotel were acquired from the same partnership members, which owned the nightclub operation. As a result, Houlihan Lokey and the Company took the total purchase price of $5,200,000 (which included the $1,500,000 paid to the owners of the intellectual property and $200,000 to the owners of the Bradshaw Hotel) and allocated to the acquired assets and liabilities based on their determined fair values. No value was assigned to either the intellectual property or the hotel, which consists of a small number of rooms located above the nightclub, which are used primarily for storage or office space.

We have noted the Staff’s comments and intend to make appropriate disclosure in future filings, including the December 31, 2008 Form 10-K to be filed by March 31, 2009. Management is fully committed to maintaining compliance with the applicable SEC disclosure requirements for smaller reporting companies.

The Company acknowledges the foregoing and that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

the SEC Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Courtney Cowgill
Courtney Cowgill
Chief Financial and Accounting Officer